UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Translation of registrant’s name into English)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 31, 2025, Sagtec Global Limited (the “Company”) issued a press release dated July 31, 2025, announcing its unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) for the six months ended June 30, 2025.

A copy of the Management’s Discussion and Analysis of Financial Condition And Results Of Operations for the Six Months Ended June 30, 2025 and 2024 is furnished as Exhibit 99.1, while a copy of the Interim Financial Statements is furnished as Exhibit 99.2 to this report on Form 6-K. A copy of the press release is furnished as Exhibit 99.3 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition And Results Of Operations for the Six Months Ended June 30, 2025 and 2024
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months ended June 30, 2025 and 2024
99.3	Press Release dated July 21, 2025 titled “Sagtec Global Limited Achieves 144% Growth in Revenue and 308% Profit Surge for 1H2025”
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2025	SAGTEC GLOBAL LIMITED

	By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

3